UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 17, 2020

NEUROTROPE, INC.

(Exact name of registrant as specified in its charter)

Nevada	001-38045	46-3522381
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(Address of principal executive offices, including ZIP code)

(973) 242-0005

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	NTRP	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company. ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On May 17, 2020, Neurotrope, Inc., a Nevada corporation (“Neurotrope”), Petros Pharmaceuticals, Inc., a Delaware corporation formed for the purposes of effecting transactions contemplated by the Merger Agreement (“Petros”), PM Merger Sub 1, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Petros (“Merger Sub 1”), PN Merger Sub 2, Inc., a Nevada corporation and a wholly-owned subsidiary of Petros (“Merger Sub 2”), and Metuchen Pharmaceuticals LLC, a Delaware limited liability company (“Metuchen”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides for (1) the merger of Merger Sub 1, with and into Metuchen, with Metuchen surviving as a wholly-owned subsidiary of Petros (the “Metuchen Merger”) and (2) the merger of Merger Sub 2 with and into Neurotrope, with Neurotrope surviving as a wholly-owned subsidiary of Petros (the “Neurotrope Merger” and together with the Metuchen Merger, the “Mergers”). The Mergers are intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

As a result of the Metuchen Merger, each outstanding common unit or preferred unit of Metuchen will be exchanged for a number of shares of Petros common stock equal to the quotient resulting from the formula of (i) 95,908,502 divided by (ii) the number of fully-diluted units of the Company outstanding immediately prior to the effective time of the Mergers. As a result of the Neurotrope Merger, each outstanding share of Neurotrope common stock will be exchanged for one (1) share of Petros common stock and each outstanding share of Neurotrope preferred stock will be exchanged for one (1) share of Petros preferred stock. Following the Mergers, the Petros Preferred Stock will have substantially the same conversion rights (proportionally adjusted to give effect to the Mergers), powers, rights and privileges as the Neurotrope preferred stock prior to the Mergers. In addition, each outstanding option to purchase Neurotrope common stock or outstanding warrant to purchase common stock that has not previously been exercised prior to the closing of the Mergers (the “Closing”) will be converted into equivalent options and warrants to purchase shares of Petros common stock and will be adjusted to give effect to the exchange ratios set forth in the Merger Agreement.

Upon the Closing, on a pro forma basis, current Neurotrope shareholders will own approximately 20.0% of the combined company and current Metuchen investors will own approximately 80.0% of the combined company.

In connection with the Mergers, Neurotrope plans to spin-off (the “Spin-Off”) its wholly-owned subsidiary, Neurotrope Biosciences, Inc. Substantially all of the consolidated operations of Neurotrope were conducted through such subsidiary and substantially all of the consolidated operating assets and liabilities of Neurotrope reside in such subsidiary. The Spin-Off is planned to be made as a distribution to Neurotrope’s stakeholders as of a record date prior to the Mergers, but the distribution is currently contemplated to occur after the Closing. The spun-off entity will be capitalized with all cash in excess of the $20 million to be retained by Metuchen, subject to adjustment for the proceeds from any exercise of Neurotrope’s warrants between the date of execution of the Merger Agreement and closing of the Mergers. The proceeds of any such warrant exercises will be split 80% to Metuchen and 20% to the spun-off entity. The record date for the Spin-Off, the ratio of the Spin-Off shares distributed to the Neurotrope shares held as of the record date and the extent to which other stakeholders of Neurotrope may be entitled to participate in the Spin-Off have not yet been determined.

Consummation of the Mergers is subject to certain closing conditions, including, among other things, approval by the securityholders of Neurotrope and Metuchen and the listing of the Petros common stock on the Nasdaq Stock Market after the Mergers.  In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and unitholders of Metuchen (solely in their respective capacities as Metuchen unitholders) holding approximately 84% of the outstanding Metuchen capital units have entered into voting agreements with Neurotrope to vote all of their Metuchen capital units in favor of adoption of the Merger Agreement (the “Metuchen Voting Agreements”) and (ii) certain executive officers, directors and stockholders of Neurotrope (solely in their respective capacities as Neurotrope stockholders) holding less than 1% of the outstanding Neurotrope common stock have entered into voting agreements with Metuchen to vote all of their shares of Neurotrope common stock in favor of approval of the Merger Agreement (the “Neurotrope Voting Agreements”, and together with the Metuchen Voting Agreements, the “Voting Agreements”).  The Voting Agreements include covenants with respect to the voting of such shares or units in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals.  In addition, concurrently with the execution of the Merger Agreement, (i) certain executive officers, directors and unitholders of Metuchen and (ii) certain executive officers, directors and stockholders of Neurotrope have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they accepted certain restrictions on transfers of shares of Petros common stock for the nine-month period following the Closing.

The Merger Agreement contains certain termination rights for both Neurotrope and Metuchen, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $1,000,000 plus third party expenses incurred by the terminating party.

At the effective time of the Mergers, the Board of Directors of Petros is expected to consist of nine members, five of whom will be designated by Metuchen and four of whom will be designated by Neurotrope.

In connection with the entry into the Merger Agreement, Neurotrope and an affiliated entity of Juggernaut Capital Partners (the “Investor”) entered into a Backstop Agreement pursuant to which the Investor agreed to contribute to Metuchen at the Closing an amount equal to the Working Capital Shortfall Amount (as defined in the Merger Agreement), if any, as determined in accordance with Section 1.8 of the Merger Agreement, up to an aggregate amount not to exceed $6,000,000 (the “Commitment Cap”). Following the Closing and until the one-year anniversary of the Closing (the “Anniversary Date”), the Investor agreed to contribute, or cause an affiliate to contribute, to Petros an amount equal to the Commitment Cap less the Working Capital Shortfall Amount (the “Post-Closing Commitment”) on the Anniversary Date; provided, however, that, (a) in the event that, at any time between the Closing and the Anniversary Date, the closing price per share of Petros’ common stock on the Nasdaq Capital Market or any other securities exchanges on which the Petros common stock is then traded equals or exceeds $2.175 for a period of ten (10) consecutive trading days, then the Post-Closing Commitment shall be reduced by fifty percent (50%) and (b) in the event that, at any time between the Closing and the Anniversary Date, the closing price per share of Petros’ common stock on the Nasdaq Capital Market or any other securities exchanges on which the Petros common stock is then traded equals or exceeds $2.5375 for a period of ten (10) consecutive trading days, then the Post-Closing Commitment shall be $0.

In addition, in connection with the entry into the Merger Agreement, the Investor, Neurotrope and Metuchen entered into a Note Conversion and Loan Repayment Agreement pursuant to which the Investor agreed to fund up to $1.5 million to Metuchen from time to time no later than the Closing to permit Metuchen to make certain monthly payments pursuant to its outstanding credit facility. Further, pursuant to the terms of the Note Conversion and Loan Repayment Agreement, the Investor agreed to convert all outstanding promissory notes of Metuchen held by the Investor into shares of Petros common stock in connection with the Closing. As of the date of this Current Report on Form 8-K, the Investor has funded promissory notes of Metuchen equal to an aggregate of $8.5 million.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Metuchen Voting Agreements, the form of Neurotrope Voting Agreements, the form of Lock-Up Agreements and the form of Juggernaut Backstop Agreement, which are filed as Exhibits 2.1, 2.2, 2.3, 2.4 and 99.9, respectively, to this Form 8-K and which are incorporated herein by reference.  The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Metuchen or Neurotrope or to modify or supplement any factual disclosures about Neurotrope in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Metuchen and Neurotrope made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Metuchen, Neurotrope or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Neurotrope, Metuchen, the proposed transactions and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Neurotrope, as well as assumptions made by, and information currently available to, management.  Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transactions are not satisfied, including the failure to obtain stockholder approval for the transactions in a timely manner or at all; uncertainties as to the timing of the consummation of the Mergers and the Spin-Off and the ability of each of Petros, Neurotrope and Metuchen to consummate the transactions; risks related to Petros’ initial listing on The Nasdaq Capital Market at the closing of the proposed transaction; risks related to Neurotrope’s ability to correctly estimate its operating expenses and its expenses associated with the transaction; the ability of Neurotrope or Metuchen to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Neurotrope’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Neurotrope can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, Neurotrope undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction among Petros, Neurotrope and Metuchen, Petros intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. NEUROTROPE URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PETROS, NEUROTROPE, METUCHEN, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Petros and Neurotrope with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Petros and Neurotrope with the SEC by contacting Investor Relations by mail at Neurotrope, Inc., Attn: Investor Relations, 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Petros, Neurotrope and Metuchen, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Neurotrope’s directors and executive officers is included in Neurotrope’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 13, 2020.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transactions when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 8.01 Other Events.

Attached as Exhibit 99.1 is a copy of the joint press release issued by Neurotrope and Metuchen on May 18, 2020 announcing the execution of the Merger Agreement.

For the general information of investors, Neurotrope is filing herewith information relating to the Merger. Specifically, filed herewith as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, are excerpts of the “Metuchen Business,” “Metuchen Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and “Fairness Opinion of Gemini Partners LLC” sections or annexes expected to be disclosed as part of the prospectus contained in the Form S-4 registration statement to be filed by Petros in connection with the Mergers, which exhibits are incorporated by reference herein. Such information is as of May 18, 2020 (unless an earlier date is indicated).

Item 9.01 Financial Statements and Exhibits

(a) Financial statements of business acquired.

The audited financial statements of Metuchen as of and for the year ended December 31, 2019 (Successor), the period December 10, 2018 through December 31, 2018 (Successor) and the period January 1, 2018 through December 9, 2018 (Predecessor), are filed herewith as Exhibit 99.7. The consent of EisnerAmper LLP, independent registered public accounting firm, is attached hereto as Exhibit 23.1

(b) Pro forma financial information.

The unaudited pro forma condensed combined financial information of Neurotrope and Metuchen as of and for the year ended December 31, 2019 is filed herewith as Exhibit 99.7.

(d) Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger and Reorganization, dated as of May 17, 2020, by and among Petros, Neurotrope, Merger Sub 1, Merger Sub 2 and Metuchen.
2.2	Form of Neurotrope Voting Agreement, by and between Metuchen and certain stockholders of Neurotrope.
2.3	Form of Metuchen Voting Agreement, by and between Neurotrope and certain unitholders of Metuchen.
2.4	Form of Lock-Up Agreement, by and between Petros, Neurotrope, Metuchen and certain securityholders of Neurotrope and Metuchen
23.1	Consent of EisnerAmper LLP, Metuchen’s independent registered public accounting firm.
99.1	Joint Press Release dated May 18, 2020, issued by Neurotrope and Metuchen.
99.2	“Metuchen Business” section excerpt
99.3	“Metuchen Management’s Disclosure and Analysis of Financial Condition and Results of Operations” section excerpt
99.4	“Risk Factors” section excerpt
99.5	“Fairness Opinion of Gemini Partners LLC” section excerpt
99.6	Audited financial statements of Metuchen as of and for the years ended December 31, 2019 and 2018.
99.7	Unaudited pro forma consolidated combined financial information of Neurotrope and Metuchen as of and for the year ended December 31, 2019.
99.8	Consent of Gemini Partners, LLC
99.9	Form of Juggernaut Backstop Agreement by and between Neurotrope and JCP III SM AIV, L.P.

*Certain schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEUROTROPE, INC.

Date: May 18, 2020	/s/ Robert Weinstein
Name: Robert Weinstein Title: Chief Financial Officer, Executive Vice President, Secretary and Treasurer